April 30, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited consolidated financial statements for the period ended March 31, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For  the  three  month  periods  ended  March 31, 1997  and  1996,  total revenues increased 5.1% from $608,535 to $639,561 and total expenses increased 0.9% from $413,113 to $416,755. Minority interest in income of real estate joint venture decreased 10.3% from $22,346 to $20,046. As a result, net income increased 17.2% from $173,076 to $202,760 for the three month period ended March 31, 1997, as compared to the same period in 1996. The increase in revenue can be attributed to an increase in rental income due to higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 85.6% for the three month period ended March 31, 1997, as compared to 81.3% for the same period in 1996. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased by approximately $4,900 (1.5%) primarily as a result of increases in yellow pages advertising costs and salaries and wages, partially offset by a decrease in maintenance and repair expenses. General and administrative expenses remained constant. Minority interest in income of real estate joint venture decreased primarily as a result of a nonrecurring termination payment to the facility manager, partially offset by lower maintenance and repair expenses.

Effective with the fourth quarter 1995 distribution, the General Partners decided to increase distributions to an amount that yields an annualized return of 8% of limited partners' capital contributions from the previous 7% level. This action was the result of the Partnership's increased cash flow from the operations of its properties.

The General Partners plan to continue their policy of funding the continuing improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President